(Translation)

RECEIVED

2005 JAN 21 A 11: 5?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34816

December 24, 2004

SUPPL

Dear Sirs,

05005495

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Corporate Separation (Businesses of Management of Specified Companies) in Connection with Reorganization of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on December 24, 2004, resolved that the Company would conduct a corporate separation under which SEGA CORPORTION (President and Representative Director: Hisao Oguchi; "Sega") should separate its business of management of related companies under its Specified Company Managing Team of the Department of Management of Related Companies, Sammy Corporation (President and Representative Director: Kenkichi Yoshida; "Sammy") should separate its business of management of related companies under its Specified Company Managing Group of the Accounting Department and the Company should acquire their businesses of management of related companies, as of April 1, 2005, as described below:

Description

1. Purpose of the corporate separation:

On October 1, 2004, the Company was established through a method of share-for-share exchange (*kyodo kabushiki iten*) as a holding company of Sega and Sammy as its wholly owned subsidiaries.

The corporate separation in question will be conducted as part of the second phase of the business combination to restructure the operations of its subsidiaries Sega and Sammy and their subsidiaries by business category by March 2007.

PROCESSED

JAN 31 2005

THOMSON FINANCIAL

1/31

2. Summary of the corporate separation:

(1) Schedule of the corporate separation:

Meeting of the Board of Directors for approval of corporate separation agreement (The Company, Sega and Sammy)	December 24, 2004
Signing of corporate separation agreement (The Company, Sega and Sammy)	December 24, 2004
General meeting of shareholders for approval of corporate separation agreement (Sega and Sammy)	February 8, 2005 (expected)
Date for corporate separation	April 1, 2005 (expected)
Registration of corporate separation	April 1, 2005 (expected)

(2) Method of the corporate separation:

1) Method of the corporate separation:

Sega and Sammy, wholly owned subsidiaries of the Company, will separate and transfer their businesses to the Company and the Company will acquire the same (*bunkatsu-gata kyushu bunkatsu*).

The corporate separation, which satisfies the requirements for a simplified separation as provided for in Article 374-23, paragraph 1 of the Commercial Code of Japan with regard to the Company as a successor company, will be conducted without obtaining approval thereof at its general meeting of shareholders as required by Article 374-17, paragraph 1 of the said Code.

2) Reason for adoption of this method of corporate separation:

With the aim of making the subsidiaries and affiliate of Sega and Sammy its directly controlled subsidiaries and affiliate, the Company has adopted the method of *bunkatsu-gata kyushu bunkatsu* with the Company as a successor company and Sega and Sammy as separating companies.

Subsidiaries of Sega
SEGA TOYS, LTD.
WAVEMASTER, INC.

Affiliate of Sega
TMS ENTERTAINMENT, LTD.

Subsidiaries of Sammy
Sammy NetWorks Co., Ltd.
Nissho Inter Life Co., Ltd.
Underground Liberation Force Inc.
Japan Multimedia Services Corporation
Sammy Golf Entertainment Inc.

(3) Allocation of shares:

No shares will be allocated upon the corporate separation.

(4) Amount of capital to be increased upon the corporate separation, etc.:

There will be no increase in the amount of capital, etc. upon the corporate separation.

(5) Payments due to separation:

No payments due to separation will be made upon the corporate separation.

(6) Rights and obligations to be transferred to the successor company:

The Company will acquire the assets, liabilities and rights and obligations appertaining thereto, as well as contractual statuses, etc., which belong to the businesses of Sega and Sammy relating to their businesses of management of specified companies.

(7) Possibility of fulfillment of obligations:

The Company has judged that with regard to each of the obligations for which the Company (the successor company), Sega (the separating company) and Sammy (the separating company) will be liable after the corporate separation, each of the companies will be capable of fulfilling the same when due and payable.

(8) Officers of the successor company to be newly appointed by the separating companies:

No officer will be newly appointed to the Company by the separating companies upon the corporate separation.

3. Outline of the parties to the corporate separation:

Outline of the parties to the corporate separation

Trade name	SEGA SAMMY HOLDINGS INC. (as of October 1, 2004)	SEGA CORPORATION (as of September 30, 2004)	Sammy Corporation (as of September 30, 2004)
Contents of business	Management of its group as the holding company of the group of general entertainment companies, and all businesses appertaining thereto	Development, manufacture and sale of amusement equipment, operation of amusement centers, and development, manufacture and sale of home-use game software	Development, manufacture and sale of pachislot machines, pachinko machines and their peripheral equipment; amusement equipment for industrial use; and home video game software
Date of establishment	October 1, 2004	June 3, 1960	November 1, 1975
Location of head office	Shiodome Sumitomo Bldg., 9-2, Higashi Shinbashi 1-chome, Minato-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo	Sunshine 60, 1-1, Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo

Representative	Hajime Satomi, Chairman, President and Representative Director	Hisao Oguchi, President and Representative Director	Kenkichi Yoshida, President and Representative Director
Capital	¥10,000 million	¥127,582 million	¥18,221 million
Total number of issued shares	133,643,226 shares	174,945,700 shares	84,658,430 shares
Shareholders' equity	¥286,062 million	¥94,351 million	¥159,232 million
Total assets	¥286,062 million	¥140,079 million	¥286,362 million
Date of settlement of accounts	March 31 of each year	March 31 of each year	March 31 of each year
Number of employees	61	1,674	1,050
Principal clients	Sammy Corporation SEGA CORPORATION	SEGA AMUSEMENT Ltd, Namco Ltd.	RODEO Co., Ltd., SEGA CORPORATION
Principal shareholders and shareholding ratios (as of October 1, 2004)	Hajime Satomi: 18.2% Sammy Corporation: 8.2% S.S. Planning Co., Ltd.: 6.1% FSC Ltd.: 5.3% The Master Trust Bank of Japan, Ltd.: 5.1%	SEGA SAMMY HOLDINGS INC.: 100.0%	SEGA SAMMY HOLDINGS INC.: 100.0%
Principal correspondent banks	UFJ Bank Limited Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Sumitomo Trust and Banking Company, Limited Mizuho Corporate Bank, Ltd.	UFJ Bank Limited Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relationship among the parties to the corporate separation (as of October 1, 2004)	SEGA CORPORATION and Sammy Corporation are wholly owned subsidiaries of SEGA SAMMY HOLDINGS INC.		

4. Outline of the businesses to be transferred:

(1) Contents of the businesses of management of specified companies:

Businesses carried out by Sega with regard to management of SEGA TOYS, LTD., WAVEMASTER, INC. and TMS ENTERTAINMENT, LTD.

Businesses carried out by Sammy with regard to management of Sammy NetWorks Co.,Ltd., Nissho Inter Life Co., Ltd., Underground Liberation Force Inc., Japan Multimedia Services Corporation and Sammy Golf Entertainment Inc.

(2) Items and amounts of assets and liabilities to be transferred (book values as of September 30, 2004):

Assets		Liabilities	
Item	Book value	Item	Book value
Total assets	¥12,272 million	Total liabilities	¥6 million

5. State of the Company after the transfer:

There will be no change in the trade name, contents of business, location of head office, representative, capital, total assets, date of settlement of accounts, etc. upon the corporate separation. The corporate separation will have no effect on the forecast of consolidated business results of SEGA SAMMY HOLDINGS INC. publicized on November 10, 2004.

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(Translation)

File No. 82-34816
December 24, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Corporate Separation (Amusement-Related Business Segment of Sammy) in Connection with Restructuring of Operations of Sega Sammy Group by Business Category

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on December 24, 2004, resolved that SEGA CORPORTION (President and Representative Director: Hisao Oguchi; "Sega") should acquire the amusement-related business sectors of the AM Business Division, Production Division and Media Development Division (the "AM Business") of Sammy Corporation (President and Representative Director: Kenkichi Yoshida; "Sammy") by corporate separation, as of April 1, 2005, as described below:

Description

1. Purpose of the corporate separation:

On October 1, 2004, the Company was established through a method of share-for-share exchange (*kyodo kabushiki iten*) as a holding company of Sega and Sammy as its wholly owned subsidiaries.

The corporate separation in question will be conducted as part of the second phase of the business combination to restructure the operations of its subsidiaries Sega and Sammy and their subsidiaries by business category by March 2007.

Upon the corporate separation, Sammy will specialize in the businesses of pachislot, pachinko and other peripheral equipment and Sega will specialize in the amusement machine sales, amusement center operations and consumer businesses, whereby further improving the efficiencies of their operations.

2. Summary of the corporate separation:

(1) Schedule of the corporate separation:

Meeting of the Board of Directors for approval of corporate separation agreement (The Company, Sega and Sammy)	December 24, 2004
Signing of corporate separation agreement (Sega and Sammy)	December 24, 2004
Extraordinary general meeting of shareholders for approval of corporate separation agreement (Sega and Sammy)	February 8, 2005 (expected)
Date for corporate separation	April 1, 2005 (expected)
Registration of corporate separation	April 1, 2005 (expected)

(2) Method of the corporate separation:

1) Method of the corporate separation:

Sammy, a wholly owned subsidiary of the Company, will separate and transfer its business (AM Business) to Sega, another wholly owned subsidiary of the Company, and Sega will succeed it (*bunkatsu-gata kyushu bunkatsu*).

2) Reason for adoption of this method of corporate separation:

With the aim of allowing Sammy to specialize in and carry out the businesses of pachislot, pachinko and other peripheral equipment, the Company has adopted the method of *bunkatsu-gata kyushu bunkatsu* with Sega as a successor company and Sammy as a separating company under which the AM Business will be carried out by Sega.

(3) Allocation of shares:

No shares will be allocated upon the corporate separation.

(4) Amount of capital to be increased upon the corporate separation, etc.:

There will be no increase in the amount of capital, etc. upon the corporate separation.

(5) Payments due to separation:

No payments due to separation will be made upon the corporate separation.

(6) Rights and obligations to be transferred to the acquiring company:

Sega will acquire the assets, liabilities and rights and obligations appertaining thereto, as well as contractual statuses, etc., which belong to the businesses of Sammy relating to the AM Business.

(7) Possibility of fulfillment of obligations:

The Company has judged that with regard to each of the obligations for which Sega (the successor company) and Sammy (the separating company) will be liable after the corporate separation, each of the companies will be capable of fulfilling the same when due and payable.

(8) Officers of the successor company to be newly appointed by the separating company:

No officer will be newly appointed to the successor company by the separating company upon the corporate separation.

3. Outline of the businesses to be transferred:

(1) AM Business carried out by Sammy:

(2) Items and amounts of assets and liabilities to be transferred (book values as of September 30, 2004):

Assets		Liabilities	
Item	Book value	Item	Book value
Total assets	¥13,985 million	Total liabilities	¥1,643 million

4. State of the Company after the transfer:

There will be no change in the trade name, contents of business, location of head office, representative, capital, total assets, date of settlement of accounts, etc. upon the corporate separation. The corporate separation will have no effect on the forecast of consolidated business results of SEGA SAMMY HOLDINGS INC. publicized on November 10, 2004.

5. Outline of the parties to the corporate separation:

Outline of the parties to the corporate separation (as of September 30, 2004)

Trade name	SEGA CORPORATION (Successor company)	Sammy Corporation (Separating company)
Contents of business	Development, manufacture and sale of amusement machines, operations of amusement centers, and development, manufacture and sale of home-use game software	Development, manufacture and sale of pachislot machines, pachinko machines and their peripheral equipment; amusement equipment for industrial use; and home video game software
Date of establishment	June 3, 1960	November 1, 1975
Location of head office	2-12, Haneda 1-chome, Ohta-ku, Tokyo	Sunshine 60, 1-1, Higashi Ikebukuro 3-chome, Toshima-ku, Tokyo
Representative	Hisao Oguchi, President and Representative Director	Kenkichi Yoshida, President and Representative Director

Capital	¥127,582 million	¥18,221 million
Total number of issued shares	174,945,700 shares	84,658,430 shares
Shareholders' equity	¥94,351 million	¥159,232 million
Total assets	¥140,079 million	¥286,362 million
Date of settlement of accounts	March 31 of each year	March 31 of each year
Number of employees	1,674	1,050
Principal clients	SEGA AMUSEMENT Ltd., Namco Ltd.	RODEO Co., Ltd., SEGA CORPORATION
Principal shareholder and shareholding ratio (as of October 1, 2004)	SEGA SAMMY HOLDINGS INC.: 100.0%	SEGA SAMMY HOLDINGS INC.: 100.0%
Principal correspondent banks	Sumitomo Mitsui Banking Corporation UFJ Bank Limited The Sumitomo Trust and Banking Company, Limited Mizuho Corporate Bank, Ltd.	UFJ Bank Limited Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi, Ltd.
Relationships among the parties to the corporate separation (as of October 1, 2004)	Capital relationship: Both SEGA CORPORATION and Sammy Corporation are wholly owned subsidiaries of SEGA SAMMY HOLDINGS INC. Trading relationship: Sale of amusement machine and home video game software, etc. Personal relationship: Mr. Hajime Satomi, Chairman and Representative Director of SEGA CORPORATION, concurrently serves as Chairman and Representative Director of Sammy Corporation.	

(Note) The "principle shareholder and shareholding ratio" and the "relationships among the parties to the corporate separation" are disclosed as such as of October 1, 2004.

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(Translation) **File No. 82-34816**

December 24, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Reduction of Capital of Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORTION ("Sega"), a subsidiary of the Company, at the meetings of their respective Boards of Directors held on December 24, 2004, resolved that Sega would submit a proposition for the reduction of capital to its extraordinary general meeting of shareholders to be convened on February 8, 2005, as described below:

Description

1. Purpose of the reduction of capital:

   To improve the capital composition of Sega by eliminating accumulated deficit through the reduction of capital and secure the sufficient source of funds for dividends in the future.

2. Outline of the reduction of capital:

   (1) Amount of capital to be reduced:

   The Company and Sega plan to reduce the capital of ¥127,582,672,159 by ¥67,582,672,159 to ¥60,000,000,000, without compensation.

   (2) Method of the reduction of capital:

   The Company and Sega plan not to reduce the number of shares issued, and to reduce only the amount of capital by ¥67,582,672,159, without compensation.

   (3) Amount to be appropriated for the compensation for the capital deficiency:

   Of the amount of ¥67,582,672,159, ¥3,810,468,358 will be appropriated for the compensation for the capital deficiency. The remaining amount of ¥63,772,203,801 is planned to be transferred to capital surplus.

3. Schedule of the reduction of capital (expected):

(1)	Date of resolution of an extraordinary general meeting of shareholders:	February 8, 2005
(2)	Date of expiration of the period for receiving objections from creditors:	March 9, 2005
(3)	Effective date of reduction of capital:	March 10, 2005

4. Future outlook:

The reduction of capital will have no effect on the profits and losses and net assets of the Company and Sega.

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